SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








           RYANAIR SIGNS PROPERTY DEAL WITH MAJESTIC WORLDWIDE

            18 MONTHS FREE MORTGAGE PAYMENTS FOR FIRST 50 TO INVEST

Ryanair, Europe's No 1 low fares airline today (Wednesday, 15th February 2006) announced an online agreement with Majestic Worldwide, the Property Specialists & Resort Developers in Spain & Portugal.


Majestic has thousands of properties for sale across Spain & Portugal ranging from studio apartments to luxury villas so whether it's a holiday home in the sun, your dream retirement villa or an investment opportunity then you'll find the perfect property with Majestic on www.ryanair.com.

Ryanair operates 68 routes to 16 airports in Spain & Portugal and with fares starting from only EUR0.99, your dream home in the sun is closer than you think!

Speaking today, Michael Cawley, Ryanair's Deputy CEO and COO, said:

        "Ryanair is delighted to be signing this new deal with Majestic Worldwide that will allow passengers to receive expert advice when buying overseas property in Spain & Portugal. Ryanair sells year round low fares to Spain & Portugal that make the dream of an overseas property more achievable than ever before".

Peter Perfect, Director of Operations Europe for Majestic Worldwide, said:

        "Majestic worldwide is teaming up with Ryanair to provide passengers with thousands of bargain properties throughout Spain and Portugal. As an introductory offer, Majestic worldwide will pay the first 18 months of mortgage repayments for the first 50 passengers to invest in an apartment, penthouse or townhouse in our award winning development, La Condesa de Mijas Golf, situated on the world reknown Mijas Golf Course in the Costa Del Sol.

        "This 18 month mortgage-free introductory offer means an average saving of EUR20,000. Check out our overseas properties on www.ryanair.com now. With this opening offer, in such a sought after development, these quality homes will fly out!"



Ends.                        Wednesday, 15th February 2006

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300



 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 February 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director